UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allied Esports Entertainment, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

01917019
(CUSIP Number)

Knighted Pastures LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1.	Names of Reporting Persons. Knighted Pastures LLC
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) PF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (See Item 5)
	8.	Shared Voting Power 4,971,048 Common Shares (See Item 5)
	9.	Sole Dispositive Power 0 Common Shares (See Item 5)
	10.	Shared Dispositive Power 4,971,048 Common Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,971,048 Common Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.1%(2)
	14.	Type of Reporting Person (See Instructions) OO

(2)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

	1.	Names of Reporting Persons. Roy Choi
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) PF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (See Item 5)
	8.	Shared Voting Power 5,072,048 Common Shares (See Item 5)
	9.	Sole Dispositive Power 0 Common Shares (See Item 5)
	10.	Shared Dispositive Power 5,072,048 Common Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,072,048 Common Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.4%(2)
	14.	Type of Reporting Person (See Instructions) IN

(2)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Shares”) of Allied Esports Entertainment, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 17877 Von Karman Avenue, Suite 300, Irvine, California 92614. The Issuer’s Common Shares are listed for trading on the Nasdaq Capital Market under the symbol “AESE.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by and on behalf of (a) Knighted Pastures LLC, a California limited liability company (“Knighted”), and (b) Roy Choi, the sole manager of Knighted (together with Knighted, the “Reporting Persons”). The address for the Reporting Persons is 1933 S. Broadway Suite 746, Los Angeles, CA 90007.

(d)-(e) During the last five years, no Reporting Person (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Roy Choi is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

3,392,858 Common Shares were issued to Knighted in connection with the conversion of a $5,000,000 convertible promissory note issued to Knighted. On April 29, 2020, $2,000,000 of the principal amount of such note was converted into Common Shares at a conversion price of $1.60 per share, and the Company issued to Knighted 1,250,000 shares of common stock On May 22, 2020, the remaining $3,000,000 of the principal amount of such note was converted into Common Shares at a conversion price of $1.60 per share, and the Company issued to Knighted 2,142,858 shares of common stock.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes.

Except for the matters set forth in Item 6 (Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer ), the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Person is provided as of the date of this filing:

Reporting Persons	Common Shares Beneficially Owned		Shared Voting Power	Shared Dispositive Power	Percentage(1)
Knighted Pastures LLC	4,971,048	(2)	4,971,048	4,971,048	14.1
Roy Choi	5,072,048		5,072,048	5,072,048	14.4

(1)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.
(2)	Includes 190,000 warrants to purchase Common Shares at $11.50 per share.

Roy Choi is the manager of Knighted Pastures LLC and has the power to direct the vote and dispose of the Common Shares owned by Knighted Pastures LLC.

Pursuant to the Stockholder Voting Agreement between the Reporting Persons and Element Partners, LLC described in response to Items 4 and 6, the Reporting Persons (1) have agreed to vote their Common Shares in favor of approval of the Sale Transaction and against the approval or adoption of any alternative transactions, (2) granted to Element Partners a proxy to vote their Common Shares in favor of approval of the Sale Transaction and (3) agreed not to transfer their Common Shares prior to the expiration of the Stockholder Voting Agreements, subject to limited exceptions. The description of the Stockholder Voting Agreement is qualified in their entirety by reference to the full text of such agreement, a form of which is filed as an exhibit hereto.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days except as set forth below:

Knighted Pastures LLC acquired 200,000 Common Shares on December 8, 2020 at a weighted average price of $1.077 per share. These shares were purchased in multiple transactions at prices ranging from $1.03 to $1.15, inclusive.

Knighted Pastures LLC acquired 265,850 Common Shares on December 9, 2020 at a weighted average price of $1.19 per share. These shares were purchased in multiple transactions at prices ranging from $1.15 to $1.20, inclusive

Knighted Pastures LLC acquired 87,012 Common Shares on December 10, 2020 at a weighted average price of $1.14 per share. These shares were purchased in multiple transactions at prices ranging from $1.131 to $1.15, inclusive.

Knighted Pastures LLC acquired 447,138 Common Shares on December 11, 2020 at a weighted average price of $1.41 per share. These shares were purchased in multiple transactions at prices ranging from $1.23 to $1.49, inclusive.

Knighted Pastures LLC acquired 388,190 Common Shares on December 14, 2020 at a weighted average price of $1.48 per share. These shares were purchased in multiple transactions at prices ranging from $1.48 to $1.50, inclusive.

Roy Choi acquired 101,000 Common Shares on December 3, 2020 at a weighted average price of $1.00 per share. These shares were purchased in multiple transactions at prices ranging from $1.00 to $1.05, inclusive.

(d) Except as disclosed in Item 2, no person is known to a Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On January 19, 2021, Element Partners, the Issuer and its direct and indirect wholly-owned subsidiaries, Allied Esports Media, Inc. (“Esports Media,” and together with the Issuer, the “Selling Parties”) and Club Services, Inc. (“CSI”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Selling Parties agreed to sell 100% of the outstanding capital stock of CSI to Element Partners (the “Sale Transaction”). The Reporting Persons have not participated in the negotiation of the Stock Purchase Agreement and the Sale Transaction.

Stockholder Voting Agreements

In connection with the execution of the Stock Purchase Agreement, certain of the Issuer’s key stockholders, including the Reporting Persons, entered into Stockholder Voting Agreements with Element Partners. Pursuant to the Stockholder Voting Agreement, the Reporting Persons (1) have agreed to vote their Common Shares in favor of approval of the Sale Transaction and against the approval or adoption of any alternative transactions, (2) granted to Element Partners a proxy to vote their Common Shares in favor of approval of the Sale Transaction and (3) agreed not to transfer their Common Shares prior to the expiration of the Stockholder Voting Agreements, subject to limited exceptions. The Stockholder Voting Agreement will terminate upon the earliest to occur of (i) the closing of the Sale Transaction, (ii) the termination of the Stock Purchase Agreement in accordance with its terms, and (iii) the material reduction in the amount of the consideration to be paid in the Sale Transaction.

The descriptions of the Stock Purchase Agreement and Stockholder Voting Agreement are qualified in their entirety by reference to the full text of such agreements, forms of which are filed as exhibits hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated January 19, 2021, by and among the Issuer, Allied Esports Media, Inc., Club Services, Inc. and Element Partners, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 19, 2021).

Exhibit 2	Stockholder Voting Agreement, dated January 19, 2021, by and among Element Partners, LLC, Roy Choi and Knighted Pastures, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021	KNIGHTED PASTURES LLC

	By:	/s/ Roy Choi
	Name:	Roy Choi
	Its:	Manager

Date:  January 29, 2021

/s/ Roy Choi
Roy Choi (individually)